

June 15, 2015

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

>**Re:** **Azure Power Global Limited**
>**Amendment No. 2 to**
>**Draft Registration Statement on Form F-1**
>**Submitted May 27, 2015**
>**CIK No. 0001633438**

Dear Mr. Wadhwa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to Our Equity Shares and This Offering

You may be subject to Indian taxes . . . , page 43

1. Please revise your disclosure here to state, as you do on page 154, that "[s]ubstantially all of [your] assets are located in India."

Business

Operational Projects

State of Rajasthan, page 112

2. We note your disclosure that your Rajasthan 3 portfolio of three projects, which
    commenced operations in May 2015, has a PPA that includes Viability Gap Funding
    (VGF). Please tell us how you account for the VGF associated with these projects and
    the authoritative guidance you relied upon in developing your accounting policy.

3. Please tell us the specific nature of currently known types of government grants which
    may be available to you in the future and whether you anticipate that any of these grants
    may be asset type grants rather than income type grants. If so, please also tell us how you
    plan to account for any asset type grants.

Financial Statements for the Year Ended March 31, 2014 and 2013

Note 2. Summary of significant accounting policies

q) Revenue recognition, page F-14

4. We note your response to comment 7 and your statement that you are recognizing
    revenues from your Gujarat 1 Project PPA "on a straight-line basis by applying the
    average rate per kilowatt hour to the estimated energy output over the 25 year term of the
    PPA." Please clarify what you mean by this statement and specify how your treatment
    complies with ASC 980-605-25-11b. For example, if you are estimating total revenues
    over the entire 25 year contract and are recognizing 1/25th each year, clarify how your
    policy results in revenues for a period that equate to "kilowatt hours made available
    during the period multiplied by the estimated average revenue per kilowatt hour over the
    term of the contract."

Note 10. Long term debt, page F-20

5. We note your response to comment 8. Please tell us whether the restricted net assets of
    your consolidated and unconsolidated subsidiaries and the parent company's equity in the
    undistributed earnings of 50 percent or less owned persons would exceed 25 percent of
    your consolidated net assets at either of the March 31, 2014 or September 30, 2014
    testing dates if you did not treat the compulsory convertible debentures of the holder
    whose debentures do not convert upon consummation of the IPO, but instead convert
    upon the expiration of the lock-up period, as having been converted at each of those
    dates. If so, please tell us what consideration you gave to providing the disclosures
    required by Rule 4-08(e) of Regulation S-X.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

       Sincerely,

       /s/ Mara L. Ransom

       Mara L. Ransom
       Assistant Director

Cc: Thomas Ivey, Esq.
       Sandeep Chopra